Exhibit 99.2

ADMINISTRATION AGREEMENT

between

ENTERRA ENERGY TRUST

(the “Trust”)

and

ENTERRA ENERGY CORP.

(the “Administrator”)

November 25, 2003

- ii -

ADMINISTRATION AGREEMENT

This Administration Agreement is made the 25th day of November, 2003 between ENTERRA ENERGY TRUST as represented by its Trustee OLYMPIA TRUST COMPANY, (the “Trust”) and ENTERRA ENERGY CORP., a corporation amalgamated under the laws of the Province of Alberta (the “Administrator”).

WHEREAS the Trust wishes to retain the Administrator to provide certain administrative and advisory services in connection with the Trust and the Units (as defined herein);

AND WHEREAS the Administrator is willing to provide administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the mutual covenants herein contained and other good and valuable consideration receipt of which is hereby acknowledged by each of the parties hereto, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definition

In this Agreement, unless the context otherwise requires, the following terms shall have the following respective meanings:

(a)	“affiliate” shall have the meaning ascribed to that term in the Securities Act (Alberta) as amended from time to time;

(b)	“Applicable Laws” means all laws, rules, regulations, guidelines, codes, statutes, ordinances and orders in effect from time to time, of all governmental authorities having jurisdiction with respect to the Trust and its affiliates;

(c)	“associate” shall have the meaning ascribed to that term in the Securities Act (Alberta) as amended from time to time;

(d)	“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(e)	“person” means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture or other entity or organization of whatever nature;

(f)	“Transfer Agent” means the transfer agent from time to time for the Trust Units;

(g)	“Trust” means Enterra Energy Trust, a trust governed by the Trust Indenture;

(h)	“Trust Fund” has the meaning set out in the Trust Indenture;

(i)	“Trust Indenture” means the trust indenture dated October 24, 2003, as amended (together will all other instruments supplemental or ancillary thereto) by which the Trust is governed;

(j)	“Unitholders” means the holders of Units in the Trust; and

(k)	“Units” means trust units of the Trust.

1.2 Additional Definitions

Unless the context otherwise requires, capitalized terms used in this Agreement without definition that are defined in the Trust Indenture shall have the meaning ascribed thereto in the Trust Indenture.

1.3 Interpretation

In this Agreement, except as otherwise expressly provided:

(a)	“this Agreement” means this agreement, as amended and in effect from time to time;

(b)	any reference in this Agreement to a designated “Article”, “section”, “subsection”, “schedule” or other subdivision is a reference to the designated Article, Section, subsection, schedule or other subdivision of this Agreement;

(c)	the recitals hereto are incorporated into and form part of this Agreement;

(d)	the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, schedule or other subdivision of this Agreement;

(e)	the division of this Agreement into Articles, Sections, subsections, schedules and other subdivisions and the provision of headings are for convenience of reference only and shall not affect the interpretation of the provisions to which they relate or of any other provisions hereof;

(f)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include any other gender, the word “or” is not exclusive and the word “including” is not limiting whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto;

(g)	all dollar amounts are stated and are to be paid in lawful currency of Canada;

(h)	where the time for doing an act falls or expires on a day which is not a Business Day, the time for doing such act is extended to the next Business Day; and

(i)	any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto in effect on the date of this Agreement unless otherwise specifically provided.

1.4 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein and the courts of such province shall have non-exclusive jurisdiction over any dispute hereunder, to which jurisdiction the parties attorn.

1.5 References to Acts Performed by the Trust

For greater certainty, where any reference is made in this Agreement to an act to be or not to be performed by the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be or not to be performed by the Trustee or the Administrator, as applicable, on behalf of the Trust or Trustee thereof.

1.6 Liability of Trustee and Unitholders

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee or as agent, as the case may be, on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the Unitholders or any annuitant under a plan of which a Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against the Trust, the Trustee, or any Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

ARTICLE 2
THE ADMINISTRATOR

2.1 Administration of Trust Affairs

Subject to and in accordance with the terms, conditions and limitations of the Trust Indenture, and without limiting the ability of the Trustee to exercise any of the powers and authorities conferred on it pursuant to the Trust Indenture, the Trustee hereby appoints the Administrator as administrator of the Trust and, subject to the provisions of the Trust Indenture, delegates to the Administrator the Trustee’s powers and authorities relating to the management of the Trust. The Administrator hereby agrees to be responsible for the administration and management of all general and administrative affairs of the Trust in accordance with the provisions hereof (other than the issue, certification, countersigning, transfer and cancellation of certificates representing Units and the maintenance of a register of Unitholders) and specifically including such matters as may be requested by the Trustee from time to time.

The Trust hereby appoints the Administrator as its true and lawful attorney in fact and grants to the Administrator the full power and authority to bind the Trust in respect of those matters set forth in Section 9.1 of the Trust Indenture and those matters delegated to the Administrator in this Agreement.

2.2 Administrative and Advisory Services

It is acknowledged and agreed that in furtherance of its obligations under Section 2.1 to administer and manage the general and administrative affairs of the Trust, and not in limitation thereof; the Administrator will, subject to the direction of the Trustee:

(a)	keep and maintain at its offices in Calgary, Alberta at all times books, records and accounts which shall contain particulars of operations, receipts, disbursements and investments relating to the Trust Fund and such books, records and accounts shall be kept pursuant to normal commercial practices that will permit the preparation of financial statements in accordance with Canadian generally accepted accounting principles and in each case shall also be in accordance with those required to be kept by a reporting issuer under applicable securities legislation in Canada and those required of the Trust under the Income Tax Act (Canada) and the Income Tax Regulations applicable with respect thereto, all as amended from time to time;

(b)	prepare all returns, filings and documents and make all determinations necessary for the discharge of the Trustee’s obligations under Sections 17.2, 17.3, 17.6 and 17.7 of the Trust Indenture;

(c)	submit all income tax returns and filings to the Trustee in sufficient time prior to the dates upon which they must be filed so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator; and arrange for their filing within the time required by applicable tax law;

(d)	provide advice with respect to the Trust’s obligations as a reporting issuer and arrange for compliance by the Trust with continuous disclosure obligations under applicable securities legislation including the preparation and filing of reports and other documents with all applicable regulatory authorities;

(e)	provide investor relations services to the Trust including assisting with communications with Unitholders;

(f)	at the request and under the direction of the Trustee, call and hold all annual and/or special meetings of the Unitholders pursuant to Article 11 of the Trust Indenture, prepare all materials (including notices of meetings and information circulars) in respect thereof and submit all such materials to the Trustee in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Trustee has a reasonable opportunity to review them, approve them, execute them and return them to the Administrator for filing or mailing or otherwise use them;

(g)	provide office space, equipment and personnel including all accounting, clerical, secretarial, corporate and administrative services as may be reasonably necessary to perform its obligations hereunder;

(h)	provide or cause to be provided such audit, accounting, engineering, legal, insurance and other professional services as are reasonably required or desirable for the purposes of the Trust from time to time and provide or cause to be provided such legal, engineering, financial and other advice and analysis as the Trustee may require or desire to permit it to make informed decisions in connection with the discharge by it of its responsibilities as Trustee, to the extent such advice and analysis can be reasonably provided or arranged by the Administrator;

(i)	negotiate the terms of any financing required by the Trust or otherwise in connection with the Trust Fund, hedging or swap facilities or other ancillary financing facilities and the granting of security in respect thereof;

(j)	take all actions reasonably necessary in connection with, or in relation to, directly or indirectly, borrowing, incurring indebtedness or giving any guarantee on behalf of the Trust or any direct or indirect subsidiary of the Trust or charging, pledging, hypothecating or granting any security interest, mortgage or encumbrance over or with respect to the assets of the Trust or the assets of any direct or indirect subsidiary of the Trust;

(k)	take all actions reasonably necessary in connection with, or in relation to, directly or indirectly, loaning money from the Trust to any other entity acquired, directly or indirectly, by the Trust and charging, pledging, hypothecating or taking a security interest, mortgage, or encumbrance with respect to all or any of the assets of such entity and allowing such security to be subordinate to any security given by such entity to any third party;

(l)	take all actions reasonably necessary in connection with, or in relation to: (i) guaranteeing the indebtedness, obligations and liabilities of any direct or indirect wholly-owned subsidiary of the Trust; (ii) pledging, hypothecating and/or granting one or more general or specific security interests, mortgages or encumbrances over all or any of the Trust Fund to secure its obligations under such guarantee; (iii) becoming party to one or more subordination or postponement agreements; and (iv) becoming party to one or more agreements between creditors of any directly or indirectly wholly-owned subsidiary of the Trust provided that any such agreement shall contain an acknowledgement of the limitation on liability of the Trustee and Unitholders contemplated by Section 2.7 of the Trust Indenture;

(m)	provide or cause to be provided to the Trustee any services reasonably necessary for the Trustee to be able to consider any future acquisitions or divestitures by the Trustee of any portion of the Trust Fund;

(n)	determine the timing and terms of future offerings of Units and other securities of the Trust, if any;

(o)	administer all of the records and documents relating to the Trust Fund;

(p)	provide advice and, at the request and under the direction of the Trustee, direction to the Transfer Agent;

(q)	take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Section 9.1 of the Trust Indenture;

(r)	determine, from time to time, all amounts required to be determined pursuant to Article 5 of the Trust Indenture, including the amounts available for distribution to Unitholders, and arrange for payment thereof to the Unitholders in accordance with Article 5 of the Trust Indenture and, in connection therewith, withhold (or direct the Trustee to withhold) all amounts required by Applicable Laws, and make all such remittances and filings (or direct the Trustee to make all such remittances and filings) in connection with such withholdings;

(s)	provide advice and assistance to the Trustee with respect to the performance of the obligations of the Trust and the enforcement of the rights of the Trust under all agreements entered into by the Trust;

(t)	attend to all administrative and other matters arising in connection with redemptions of Units by Unitholders;

(u)	ensure that the Trust (i) elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the Income Tax Act (Canada) to be a “mutual fund trust” within the meaning of that act since inception, and (ii) applies in the prescribed form under subsection 204.4(2) of the Income Tax Act (Canada) to be a “registered investment” within the meaning of the Income Tax Act (Canada) and assuming the requirements for such election or application are met, monitor the Trust’s status as a mutual fund trust and registered investment and provide the Trustee with written notice when the Trust ceases or is at risk of ceasing to be a mutual fund trust or registered investment;

(v)	monitor the investments of the Trust to ensure that (i) the aggregate cost amount of the “foreign property” of the Trust does not exceed the limits prescribed in the Income Tax Act (Canada), the result of which would be to expose the Trust to Part XI tax under such act, and (ii) all or substantially all of the property of the Trust consists of property other than “taxable Canadian property”, as determined for the purposes of subsection 132(7) of the Income Tax Act (Canada);

(w)	take all actions reasonably necessary in connection with, or in relation to, those matters referred to in Sections 17.9 through 17.14 of the Trust Indenture;

(x)	promptly notify the Trust of any event that might reasonably be expected to have a material adverse effect on the affairs of the Trust;

(y)	prepare and approve any prospectus or comparable documents of the Trust to qualify the sale of securities from time to time; and

(z)	provide such additional administrative and support services pertaining to the Trust, the Trust Fund and the Units and matters incidental thereto as may be reasonably requested by the Trustee from time to time.

The Administrator shall provide quarterly reports to the Trustee outlining the nature and details of the foregoing services that have been provided.

2.3 Power and Authorities of the Administrator

Subject to any direction of the Trustee from time to time, the Administrator shall have full right, power and authority to do and refrain from doing all such things as are necessary or appropriate in order to discharge its duties hereunder. In particular, and without limiting the generality of the foregoing, the Administrator shall have full right, power and authority to execute and deliver all contracts, leases, licences and other documents and agreements, to make applications and filings with governmental and regulatory authorities and to take such other actions as the Administrator considers appropriate in connection with the Trust in the name of and on behalf of the Trust and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Trust, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the Unitholders in accordance with the Trust Indenture or take any action required to be taken by the Trustee under the Trust Indenture or take any action requiring approval of the Trustee without such approval having been given.

2.4 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distribution to them, it is understood and agreed that the Administrator shall determine from time to time the amounts available for distribution to Unitholders of the Trust and shall provide a written statement thereof to the Trustee prior to the date on which such distribution must be made and shall cause such amount to be paid by the Transfer Agent on behalf of the Trust following the declaration by the Trustee that such amounts are due and payable by the Trust pursuant to Article 5 of the Trust Indenture; provided however that the Administrator shall not be obligated to make any such payment unless the Administrator has monies of the Trust available to make such distribution.

2.5 Annual Certificate of the Administrator

The Administrator shall furnish to the Trustee at the Trustee’s request, and not less than annually within 120 days of the fiscal year end of the Trust, a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Administrator, or such other officers of the Administrator as may be acceptable to the Trustee, certifying, in their capacity as officers of the Administrator and not in their personal capacities after due enquiry and in the case of subsection (c) below, after consultation with counsel, that:

(a)	to the extent the Administrator has assumed specific powers and duties of the Trustee pursuant to Section 2.2 hereof, it and the Trust are in compliance with the Trust Indenture;

(b)	the Administrator is in compliance in all material respects with its covenants, duties and obligations under the Trust Indenture and this Agreement, or if such is not the case, specifying the covenants, duties or obligations which have not been complied with and giving particulars of such non compliance; and

(c)	the Trust is a “unit trust” and a “mutual fund trust” for the purposes of the Income Tax Act (Canada).

2.6 Administrator’s Acknowledgement

The Administrator acknowledges that it is a party to the Trust Indenture and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustee which are being delegated to the Administrator under this Agreement and the Trust Indenture, and the Administrator agrees to perform the administrative services in accordance with any applicable terms, conditions and limitations contained in the Trust Indenture in respect of the performance of such services, including, without limitation, exercising all voting rights attached to the securities held by the Trust in accordance with the terms of the Trust Indenture.

2.7 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of the administrative services hereunder it shall:

(a)	perform all such services at all such times in compliance with Applicable Laws and with a view to the best interest of the Unitholders and the Trust;

(b)	observe and perform or cause to be observed and performed on behalf of the Trust, in every material respect, the provisions of (i) all agreements from time to time entered into by the Trust in connection with the activities of the Trust, and (ii) all Applicable Laws; and

(c)	not commingle its own funds with any funds held by it on behalf of the Trust.

2.8 Execution of Documents

In carrying out the administrative services, the Administrator may execute, for and on behalf of the Trust, any instrument or document which the Administrator considers appropriate, in its sole discretion. Any such instrument or document shall be executed in substantially the following form:

(a)	ENTERRA ENERGY TRUST by its Administrator, ENTERRA ENERGY CORP.

Per:

Authorized Signatory

and

(b)	in the case of any document required to be executed on behalf of the Trust in connection with a prospectus as follows:

ENTERRA ENERGY TRUST

By: Enterra Energy Corp., Administrator of the Trust

and provide for such signatures as may be required by Applicable Laws.

All commercially reasonable efforts shall be made to ensure that every contract entered into on behalf of the Trust by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

The parties hereto acknowledge that [the Administrator] is entering into this agreement solely in its capacity as agent on behalf of [the Trust] and the obligations of [the Trust] hereunder shall not be personally binding upon the [Trustee], [the Administrator], any of the unitholders of [the Trust] (“Unitholder”) and that any recourse against [the Trust], the [Trustee], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Trust] arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture of [the Trust] dated as of October 24, 2003, as amended.

The rights conferred by any such provision shall be enforced by the Administrator for its benefit and the benefit of the Trust and shall be held in trust and enforced by the Administrator for the benefit of the Trustee and the holders of Trust Units. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustee, the Administrator or any holder of Trust Units.

ARTICLE 3
THE TRUST

3.1 Obligations and Covenants of the Trust

The Trust shall:

(a)	make available to the Administrator and to any of its authorized representatives all information that is necessary in order for the Administrator to perform its obligations, covenants and responsibilities hereunder; and

(b)	provide, or cause to be provided, all information as may be reasonably requested by the Administrator, and shall promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known, pending or threatened suits, actions, claims, proceedings or orders by or against the Trust or any of its affiliates before any court or administrative tribunal.

ARTICLE 4
PAYMENT OF EXPENSES

4.1 Payment of Expenses

The Administrator shall pay for and shall bear all outlays and expenses to third parties incurred by the Administrator in the administration of the affairs of the Trust and the performance by the Administrator of its duties hereunder (including costs and expenses incurred in calling and convening meetings of Unitholders, in reporting to Unitholders and in making distributions to Unitholders). The Administrator will invoice the Trust from time to time for reimbursement of such costs and expenses. The Trust will pay the Administrator the amount specified in the invoice within 30 days after receipt of the invoice.

4.2 Overdue Accounts

Any invoice not paid within 30 days after receipt of the invoice will accrue interest on the amount owing at an annual rate equal to the Prime Rate plus two (2%) percent per annum, compounded monthly from the date of receipt of the invoice until paid.

4.3 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator to the Trust under this Agreement.

4.4 Remuneration and Expenses of the Trustee

The Administrator shall pay the remuneration and expenses of the Trustee as provided in Section 8.6 of the Trust Indenture.

ARTICLE 5
CONDUCT OF THE ADMINISTRATOR

5.1 Standard of Care and Delegation

(a)	In exercising its powers and discharging its duties under this Agreement, the Administrator shall act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent administrator of an income fund in Canada, having responsibilities of a similar nature to those hereunder, would exercise in comparable circumstances.

(b)	The Administrator may delegate specific aspects of its obligations hereunder to any person, including any of its affiliates or associates and including the Transfer Agent, provided that:

(i)	such delegation shall not relieve the Administrator of any of its obligations under this Agreement; and

(ii)	the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivities of any person to which any such obligations may have been delegated provided that in making such specific delegation, the Administrator acted in accordance with subsection 5.1(a).

5.2 Liability

The Administrator shall not be liable, answerable or accountable to the Trust for:

(a)	any loss or damage resulting from, incidental to or relating to the provision of the services provided for hereunder, including any exercise or refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted from negligence of the Administrator in performing its obligations hereunder; or

(b)	any reasonable reliance by the Administrator in performing its obligations hereunder on:

(i)	statements of fact of other persons (any of which may be persons with which the Administrator is affiliated or associated) who are reasonably considered by the Administrator to be knowledgeable of such facts; or

(ii)	the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert who is reasonably considered by the Administrator to be a person on whom reliance should be had under the circumstances;

provided that in obtaining such statements of fact, opinions, advice or information, the Administrator acted in accordance with subsection 5.1(a).

5.3 No Liability for Advice

The Administrator shall not be liable, answerable or accountable to the Trust, the Trustee or any Unitholder for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including, without limitation, any advice given to the Trust by the Administrator, any exercise of or refusal to exercise discretion by the Administrator, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, provided that the Administrator acted in accordance with subsection 5.1(a).

5.4 Conflict of Interest

(a)	To the extent there is a conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, such matter will be required to be dealt with by the Trustee.

(b)	The Administrator shall not be considered to be a fiduciary of the Trust solely by reason of performing the administrative and advisory services provided for hereunder and will only have the obligations provided for expressly in this Agreement in respect thereof and no other obligations, duties or standard of care shall be implied and no different standard shall be imposed by any law, rule or regulation or otherwise in respect of such services and the Trust agrees that it shall not seek to have any different standard imposed in respect thereof.

(c)	In the event of any conflict of interest between the Administrator acting in that capacity and the Trust in respect of any matter, the Administrator shall give prompt written notice to the Trustee prior to taking any action in respect of such matter setting forth the reason for such conflict. The Trustee shall take all such actions or make all such decisions relating to the matters giving rise to the conflict of interest.

5.5 Confidentiality

The Administrator shall not, without the prior written consent of the Trust, disclose to any third party any information about the Trust acquired or developed pursuant to the performance of services under this Agreement except that consent shall not be required to the following disclosure:

(a)	information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Units are listed or as may be required by the regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b)	information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Trust; or

(c)	information disclosed that the Administrator acting reasonably deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including without limitation, disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section shall not merge on the termination of this Agreement.

5.6 Indemnification of the Administrator

The Administrator and any person who, at the request of the Administrator, is serving or shall have served as a director, officer, employee, advisor, partner, consultant, agent or subcontractor of the Administrator shall be indemnified and saved harmless by the Trust against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from and related in any manner to the provision of services and the performance of obligations by the Administrator pursuant to this Agreement, unless such indemnified party is found liable for or guilty of fraud, wilful default or negligence. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 5.6 may be entitled as a matter of law or equity or which may be lawfully granted to him.

5.7 Indemnification of the Trust and the Trustee

The Trust, the Trustee and any person who, at the request of the Trustee, is serving or shall have served as a director, officer, employee, advisor, consultant, agent or subcontractor of the Trustee in respect of the Trust shall be indemnified and saved harmless by the Administrator against all losses (other than loss of profit), claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants’ fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default, or negligence of the Administrator in the provision of services or the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement, and counsel and accountants fees) arise from the fraud, wilful default or negligence of such indemnified party. The foregoing right of indemnification shall not be exclusive of any rights to which the Trust, the Trustee or any person referred to in this Section 5.7 may be entitled as a matter of law or equity or which may be lawfully granted to him.

5.8 Survival

The indemnification obligations under this Article 4 will continue in full force and effect, notwithstanding the expiration or termination of this Agreement, with respect to any claims, provided that the subject matter of such claims relates to or arises out of events, conditions or circumstances which occurred or are attributable to the period prior to such expiration or termination of this Agreement.

ARTICLE 6
TERM AND TERMINATION

6.1 Term

Subject to Section 6.3, this Agreement shall continue in force and effect until the termination of the Trust unless terminated earlier by the Trust, in its sole discretion, by notice in writing to the Administrator given at least 30 days prior to the effective date of termination which shall be stated in such notice and upon payment to the Administrator of any amounts required to be paid to it as provided for in Section 6.4.

6.2 Effect of Termination

Upon the effective date of termination of this Agreement, the Administrator shall:

(a)	forthwith pay to the Trust, or to the order of the Trust, all monies collected and held for the Trust pursuant to this Agreement;

(b)	so soon thereafter as is reasonably practicable, deliver to the Trust, or to the order of the Trust, a complete auditor’s report including a statement showing all payments collected by it and a statement of all monies held by it during the period following the date of the last audited statement furnished to the Trust; and

(c)	forthwith, to the extent that it is able, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of the Trustee all property and documents of the Trust then in the custody of the Administrator.

6.3 Default

This Agreement shall be immediately terminable by written notice from the Administrator or the Trustee to the other, as the case may be, in the event that:

(a)	the Trust terminates or a decision of the Unitholders is made to terminate or wind up the Trust;

(b)	either the Administrator or the Trust:

(i)	institutes proceedings for it to be adjudicated a voluntary bankrupt, or consents to the filing of a bankruptcy proceeding against it; or

(ii)	files a petition or answer or consent seeking reorganization, readjustment, arrangement, composition or similar relief under any bankruptcy law;

(iii)	consents to the appointment of a receiver, liquidator, Trustee or assignee in bankruptcy; or

(iv)	makes an assignment for the benefit of its creditors generally;

(c)	a court having jurisdiction enters a decree or order adjudging either the Administrator or the Trust a bankrupt or insolvent or for the appointment of a receiver, Trustee or assignee in bankruptcy; or

(d)	any proceeding with respect to either the Administrator or the Trust is commenced under the Bankruptcy and Insolvency Act (Canada) or the Companies’ Creditors’ Arrangement

Act (Canada) or similar legislation relating to a compromise or arrangement with creditors or claimants.

6.4 Payment

Upon a written notice to terminate this Agreement being given pursuant to Section 6.1 or 6.3, the Trust shall either pay to the Administrator, before or at the time of the termination of this Agreement, all costs and expenses incurred or required to be incurred by the Administrator in terminating contracts the Administrator has entered into with the approval of the Trust in the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Trust) or, at the election of the Trust, assume the obligations of the Administrator under such contracts or any of them.

6.5 Continuing Obligations

Notwithstanding termination of this Agreement, the parties hereto shall not be relieved from any obligations or liabilities arising prior to such termination.

ARTICLE 7
GENERAL

7.1 Access to Record

The Trust and the Administrator shall provide to the other full and free access to all records, documents and materials in its possession or control and relating to the Trust and the services to be provided by the Administrator hereunder. The Administrator shall retain or cause to be retained all books and records related to it and its obligations hereunder for a period of two years following termination of this Agreement, or such longer periods as required in accordance with income tax or other statutory requirements, during which period the Trust shall continue to have the access thereto described above.

7.2 Amendments

This Agreement shall not be amended or varied in its terms by oral agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

7.3 Assignment

This Agreement shall not be assigned by either party hereto without the prior written consent of the other party, which consent shall not be unreasonably withheld or refused, save and except that the Administrator may assign this Agreement to an affiliate or associate of the Administrator without the consent of the Trust if such affiliate or associate will agree, in writing, with the Trust to be bound by all of the provisions of this Agreement and to remain an affiliate or associate of the Administrator during the term of this Agreement.

7.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid.

7.5 Notice

All notices required or permitted herein under this Agreement shall be in writing and may be given by delivering such notice or mailing such notice by pre-paid registered mail or by facsimile transmission to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered (or the next Business Day if the day of delivery is not a Business Day), and if mailed, shall be deemed to have been given or made and received on the third Business Day following the day on which it was so mailed and if faxed (with confirmation received) shall be deemed to have been given or made and received on the day on which it was so faxed (or the next Business Day if the day of sending is not a Business Day). The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

Enterra Energy Trust

c/o Olympia Trust Company
2300, 125 – 9th Avenue S.E.
Calgary, Alberta T2G 0P6

Attention:	Manager, Corporate Trust Department
Telecopier No.:	(403) 265-1455

Enterra Energy Corp.

2600, 500-4th Avenue S.W.
Calgary, Alberta T2G 2V6

Attention:	President
Telecopier:	(403) 294-1197

7.6 Force Majeure

Delays in or failure of performance by a party hereto of a term or provision of this Agreement shall not constitute a default hereunder, and the obligations of a party shall be suspended during such time and to such extent that the performance of its obligations is prevented or delayed, in whole or in part, by force majeure, whenever, wherever and in respect of whomsoever such force majeure occurs.

For the purposes of this Agreement events of force majeure include strikes, lock-outs, industrial disturbance, storm, fire, flood, landslide, snowslide, earthquake, explosion, lightning, tempest, action of elements, interruption or delay in transportation including, without limitation, highway or railway closures, cessation or interruption of power supplies, acts of God, laws, rules and regulations of any government or any governmental or regulatory authority, war, acts of terrorism, unavoidable accidents, inability to obtain or delay in obtaining necessary permits or approvals from government or any governmental or regulatory authority, inability to obtain or delay in obtaining necessary materials, facilities and equipment in the open market, or any other cause whether similar or dissimilar to those specifically enumerated, to the extent that such cause and the effects thereof are beyond the reasonable control of the party, provided that a party’s own lack of funds shall not be considered an event beyond a party’s reasonable control.

7.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to carry out the purposes of this Agreement and the transactions contemplated hereby.

7.8 Time of Essence

Time is of the essence in respect of this Agreement.

7.9 Entire Agreement

This Agreement constitutes the entire agreement between the parties hereto, and supersedes all prior agreements, in respect of the subject matter hereof.

7.10 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors (including additional or successor Trustee appointed pursuant to the Trust Indenture) and permitted assigns.

7.11 Counterparts

This Agreement may be executed in several counterparts, each of which when executed by any of the parties shall be deemed to be an original, and such counterparts shall together constitute one and the same instrument.

7.12 Acknowledgement

The parties hereto acknowledge that the Trustee is entering into this Agreement solely in its capacity as Trustee and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any of the Unitholders of the Trust and that any recourse against the Trust or any Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ENTERRA ENERGY TRUST
by its Trustee Olympia Trust Company

Per:	(signed) “Randy Gregory”

Per:	(signed) “Sangita Prasad”

ENTERRA ENERGY CORP.

Per:
(signed) “Luc Chartrand”

Luc Chartrand
President and Chief Executive Officer